Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation

3LI Securities Corporation	Massachusetts

3AM Labs Kft.	Hungary

Border Development Kft.	Hungary

LogMeIn Europe B.V.	The Netherlands

RemotelyAnywhere, Inc.	Delaware

LogMeIn Australia Pty. Ltd.	Australia